Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six Months Ended June 30,
	2011	2010

Earnings before fixed charges:
Income (loss) before income taxes	$100	$(37)
Plus: Fixed charges	270	224

Earnings available to cover fixed charges	$370	$187

Fixed charges(a):
Interest, including amortization of deferred financing costs	$236	$191
Interest portion of rental payments	34	33

Total fixed charges	$270	$224

Ratio of earnings to fixed charges (b)	1.4x	—

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended June 30,
	2011	2010
Related to debt under vehicle programs	$135	$107
All other	101	84

	$236	$191

(b)	Earnings were not sufficient to cover fixed charges for the six months ended June 30, 2010 by $37 million.

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